MICROBOT MEDICAL INC.

25 Recreation Park Drive, Unit 108

Hingham, MA 02043

April 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microbot Medical Inc.
Registration Statement on Form S-3
File No. 333-217076
Request for Acceleration

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Microbot Medical Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement to Friday, April 14, 2017, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Marc Mantell or Flora Brookfield of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

Microbot Medical Inc.

By:	/s/ Harel Gadot
Harel Gadot
Chairman, President and Chief Executive Officer

cc:	Suzanne Hayes, Securities and Exchange Commission
Christine Westbrook, Securities and Exchange Commission
Marc D. Mantell, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Stephen E. Fox, Esq., Ruskin Moscou Faltischek, P.C.